UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
March 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING
HELD ON FEBRUARY 14, 2011

Date, time and place:  Held February 14, 2011, at 11:00 a.m., at the Company’s headquarters at Alameda Santos, n.º 1.357, 6th floor, in the City and State of São Paulo.

Call notice:  The call notice was waived since all of the Board members were present.

Attendance:  All members of the Company’s Board were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chair.
Claudia Elisete Rockenbach Leal – Secretary.

Agenda:  (i) Analyze the Company’s financial statements; (ii) Analyze the use of earnings and resolve on dividends; (iii) Approve the Company’s new Risk Management Policy; (iv) Pursuant to article 17 of the Company’s Bylaws, authorize the Pre-Payment Export contract with Banco Santander; (v) Pursuant to article 17 of the Company’s Bylaws, authorize the Company to execute, as guarantor, financial transactions and legal business.

Resolutions:  After discussion and analysis of the matters included on the agenda, the Directors unanimously resolved, without reservation or qualification, as follows:

(i)       Approving the Company’s financial statements, the respective explanatory notes, the Administration’s annual report and the other statements regarding the year ended December 31, 2010, considering too the independent auditors opinion of PricewaterhouseCoopers;

(ii)           Approving the use of earnings and deliberation of dividends under the terms of the Company’s financial statements and other documents approved in (i), above, and recommending at the Company’s shareholders’ meeting the distribution of the minimum mandatory dividends, corresponding to 25% of net income, as adjusted by changes in reserves on the balance sheet as of December 31, 2010, of R$0.30 per share, totaling R$142,179,000.00.

Also, with respect to the results for the year ended December 31, 2009, the Company’s administration, in light of the commitments assumed, its level of indebtedness, its financial liability management strategy, which seeks among other objectives to harmonize debt maturities with cash flow generation, and the Company’s business plan, declared the dividends in the shareholders’ meeting held on April 30, 2010 and resolved to retain earnings in that year in an amount corresponding to the mandatory dividend, pursuant to article 30, item III of the bylaws, as permitted by article 202, paragraph 4 of the Brazilian Corporations Law (Lei no 6.404/76).  As of December 31, 2010, the balance of the special reserve was R$121,958,000.00 (R$0.26 per share), with respect to which this Board recommends that the shareholders’ meeting resolve to pay.

(iii)       Approving the Company’s new Risk Management Policy, as annexed to these minutes;

(iv)       Authorizing, pursuant to article 17 of the Company’s Bylaws, the contracting of the Pre-Payment Export - PPE with Banco Santander and other interests in the total amount of up to US$535 million with interest of Libor plus a spread as shown in the annexed material.  The average term will be 4.6 years;

(v)       Authorizing the issuance by the Company, as guarantor of Fibria Overseas Finance, of a 10-year Senior Bond, callable as of the 5th year along the lines of the last Bond issued (Fibria 2020).  The Company is also authorized to consult with investors with respect to other alternatives in the capital markets, but must submit the terms and conditions of this transaction to the Board of Directors to proceed with this issuance.

(vi)       Authorizing pursuant to article 17 of the Company’s Bylaws, the guarantee, in the form of a surety (fiança) in favor of VIX Logística S.A. with the objective of guaranteeing payment for transport equipment acquired by Aqces Logística Nacional Ltda., whose total value is approximately R$5 million, in accordance with the contract signed by the buyer and seller on February 4, 2011.

(vii)       Approving Company guarantees in favor of Fibria Trading International - FTI, for its derivatives transactions.  This guarantee is necessary since the company did not offer any other guarantees to the banks, such as: margin calls and renegotiation of hedges, among others.  These transactions must be contracted by the Treasury of Fibria Brasil and will be in accordance with the existing financial policy.

The Company’s Officers are authorized, as provided in the Bylaws, to sign any and all documents needed to give effect to the above resolutions and the purposes of the Proposal, including establishing the best structure for this.

Closing:  There being nothing more to address, the meeting was closed to transcribe these minutes, which were read, found accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board and Meeting Chair; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, February 14, 2011.

Presiding:

José Luciano Duarte Penido Chair	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: March 11, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO